Appendix A to the Investment Advisory Agreement

Fund	Advisor Fee	Effective Date

Advisory Research All Cap Value Fund	1.00%	3/1/2010
Advisory Research International Small Cap Value Fund	1.00%	3/31/2010
Advisory Research Global Value Fund	1.00%	7/13/2010
Advisory Research Micro Cap Value Fund	1.15%
Advisory Research Small Cap Value Fund	1.00%
Advisory Research Small/Mid Cap Value Fund	1.00%